SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 5 November, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 5 November, 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 5 November 2014

ING to make final repayment to Dutch State on 7 November 2014

ING has notified the Dutch State that it intends to make the final repayment of EUR 1,025 million on the core Tier 1 securities on 7 November 2014 - half a year ahead of the repayment schedule as agreed with the European Commission in 2012. The total amount repaid to the Dutch State on the core Tier 1 securities will be EUR 13.5 billion, including EUR 10 billion in principal and EUR 3.5 billion in interest and premiums, giving the State an annualised return of 12.7%.

“This support from the Dutch State saw us through the crisis and helped us to emerge stronger from it. Therefore we are grateful to the Dutch State and its citizens, but also to our customers who continued to stand by us during the last couple of years. I also want to thank our employees, all over the world, but especially in the Netherlands, for their perseverance and commitment to our customers.” said Ralph Hamers, CEO of ING. “In the past years we have all worked hard to position ING as a solid, leading European bank, empowering people to stay a step ahead in life and in business.”

ING strengthened its capital position in the fall of 2008 by issuing EUR 10 billion of core Tier 1 securities to the Dutch State. To date ING has repaid EUR 9,317 million in principal and EUR 3,189 million in interest and premiums. The final repayment on 7 November 2014, which has been approved by the Dutch Central Bank and the European Central Bank, will consist of EUR 683 million in principal and EUR 342 million in interest and premiums. ING will fund the repayment from the capital surplus at ING Group. As a result the repayment has no impact on ING Bank’s capital ratios.

In addition to the core Tier 1 securities, ING and the State in 2009 established a facility to reduce the risk for ING from a portfolio of US mortgage securities. This facility has been unwound in 2013 and 2014 at a cash profit for the Dutch State of EUR 1.4 billion, which combined with the return on the core Tier 1 securities totals EUR 4.9 billion. In 2009 ING also issued Government Guaranteed Notes, which all have been redeemed in full and for which ING paid a total of EUR 0.4 billion in fees to the Dutch State. The total gross financial benefit to the Dutch State on the support for ING is approximately EUR 5.3 billion.

NOTE FOR EDITORS

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare. For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 576 6396
Frans.Middendorff@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering banking services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 5 November, 2014